
The KENTUCKY Hug
BOURBON EXPERIENCE
MARKETPLACE AND DISTILLERY
BOOKING PLATFORM

INVEST IN **THE KENTUCKY HUG**

Bourbon Experience Marketplace and Booking Platform

LEAD INVESTOR



William Alsup

The Kentucky Hug is a service that is desperately needed. As the Bourbon industry has exploded in popularity the tour choices have become overwhelming and cumbersome. Bringing it together in an easy to use interface is going to be a game changer. All you need to do is pick your dates and group size. Then all the options are presented in an easy to view and sort options. Everything about tours including cost and duration, dining and drink options. You can also see if the tours are family friendly which is a great feature.

Invested $10,000 this round

kyhug.com Louisville KY

Technology | Marketplace | SaaS | Food & Beverage | Travel & Tourism

Highlights

1. Building first ever Bourbon experience marketplace where consumers book multiple tours in one place.

2. CEO has over ten years of experience creating and managing a Bourbon tourism company.

3. Software and development team has been building software for over 18 years.

4. Currently partnered with some of the largest brands in the Kentucky Bourbon industry.

5. Scalable to the additional 33 American whiskey trails outside of Kentucky.

6. Data capture will allow the tourism industry to see and plan for future demand unlike ever before.

Our Team



Dan Murphy Cofounder

Over 18 years of business and sales experience.



Eddie Fieldhouse Cofounder and CEO

Over 10 years of creating and managing a bourbon tourism business.



David Galownia Cofounder and CTO



Founded and has led a software development company for over 18 years.



Sarah Bhatia Principal Product Owner

Over 10 years of product development experience with a focus on technology and marketing spaces.



Tim Samasiuk Lead UX/UI Designer

Over 10 years of UI/UX design experience

The Kentucky Hug-Centralized Ticketing Platform and Marketplace



The KENTUCKY Hug
CENTRALIZED TICKETING PLATFORM & MARKETPLACE
Reinventing Bourbon Tourism And Beyond
9:41
When are you going?
February 2023
How many guests?
Search
The KENTUCKY Hug
FIND YOUR PERF
BOURBON EXPER
How The Kentucky Hug Works
The New Way to Book Bour
Experiences

The Kentucky Hug Team



Eddie Fieldhouse

Co-Owner, Pegasus

15+ Years Bourbon Industry Experience



David Galownia

CEO, Slingshot

With 20+ Years Of Software And Product Development



Dan Murphy

Executive Director, Slingshot Ventures

15+ Years B2B Sales Experience



Sarah Bhatia

Principal Product Owner, Slingshot

10+ Years Of Product Experience

Historical Context

2016

- KDA passes SB11, allowing Kentucky distilleries to sell alcohol on premise for the first time since prohibition.
- Tour planning agencies in Kentucky go **from 9 providers to 157** by the end of the year.

2018

The Kentucky Bourbon Trail becomes recognizable after the additions of OZ Tyler, Stitzel-Weller, Lux Row, and the launch of the Official Welcome Center at the Frazier History Museum.

2019

Kentucky sees a landmark **1.7 million tourists**

2021-2023

- The vast majority of distilleries are using off-the-shelf software systems for managing events, marketing, tours, restaurants, and bars.
- Destinations begin to see the disappearance of a peak season with guests traveling throughout the year despite weather challenges.
- 2022 tops out at **2.1 million visitors** with 2023 expected to surpass those numbers

Hypothesis

With The Explosion In Popularity Of The Bourbon Tourism Industry, Inadequate Supporting Tech Is Causing Marketplace Frustrations.



Our Research

Consumer:

Online surveys with over **40 customers**

One-on-one interviews with **six customers**

Distilleries:

Interviewed **seven distilleries**

User Interview Quotes:

"It would be great if there was something out there that would do it all



"I have to do a lot of the legwork on my own



"I don't know how the heck people plan this if you're not from here and don't know all of this stuff already.



Key Takeaways


Consumer Challenges
• User booking experience across sites is inconsistent
• Planning and booking multiple stops can take hours
• Difficult to discover new distilleries
• No self-service trip management features with existing products
Current booking process is complicated and limiting
Distillery Challenges
• Incomplete and inaccurate customer data
• No visibility into demand for experiences
• Fielding too many calls from customers and non-customers
• Smaller distilleries aren't equally represented in search results

Key Features: Consumers

Marketplace

Centralized experiences for users to engage with and purchase directly

Waitlist

Ability for users to sign up to be notified of newly available inventory

Itinerary Building

Users can research, plan and purchase a multi-distillery trip all in one place

Create My Profile

Consumer plans and information are all tied to a unique profile


The KENTUCKY Hug
Sat, Feb 13 – Sun, Feb 14
6 Guests
My Plans
My Waitlists
Filters:
Amenities (8)
Experience type (2)
Distilleries (3)
2:00 PM – 5:00 PM
Clear
Sort by:
Tickets availability
Sat, Feb 13
Sun, Feb 14
25 Experiences on Sat, Feb 13
Individual experiences that match your search criteria
Show List
Tour
HEAVEN HILL
Magic of the Mashbill
Sat, Feb 13
8 time slots
+2
$40 /person


HEAVEN HILL
You Do Bourbon
Sat, Feb 13
8 time slots
Tour

Key Features: Distilleries

Enhanced Data
Unique UX designed to collect data from each visitor

Diverse Inventory
Add and manage inventory for all experience types - tours, tastings, special events, barrel picks and more

Experience Management
Reschedule, refund and assist guests on-the-spot or in advance


The Kentucky Hug
Dashboard
+ add inventory
Statistics
All Experiences
Today: 31 Mar
Revenue
$81,600
Purchased Tickets
960
In Waiting List
96
Revenue
Bookings
SUN 31 Mar
MON 1 Apr
TUE 2 Apr
WED 3 Apr
THU 4 Apr
FRI 5 Apr
SAT 6 Apr
Sunday, March 31, 2023
09:00 AM
Magic of the Mashbill
10:00 AM
Valentine's cocktail class: smoked-n-smitten!
Whiskey Connoisseur

Competition

Ticketing Platforms

- 6%-10% booking fee
- Lack a marketplace
- Non-industry specific design and feature set

Booking And Travel Companies

- $450-$1200 cost to book per person
- No ticketing platform

Distillery Websites

- 6%-10% fee
- Inconsistent ticket release across industry
- Doesn't include special events or parties
- Differing user experience from site to site
- No opportunity for barrel picks


peek
Fare Harbour
AnyRoad
Affordable to Book
The Kentucky Hug
Difficult to Use
Easy to Use
Expensive to Book
PEGASUS
Mint Julep Louisville

Key Differentiators

Short-Term

- Ability for guests to self-manage their plans
- Centralized, holistic marketplace of industry experiences
- Industry-specific feature design, led by local Bourbonites
- Unique UX design to collect all guest's data - not just the booker
- Capped fee on high-end experiences
- Ability for users to join a waitlist
- Reserving tickets while planning

Long-Term

- All distillery experience types available on the platform
- Mobile app with ID scanning capabilities
- Integration with complimentary hospitality sectors
- Custom features for third-party booking agents

Business Model



MVP

7% Booking Fee On All Transactions

Next

Monthly Fee To Distilleries For Enhanced Data

Later

Sales Commission On Hotel Bookings, Restaurants, Events, Transportation



Industry Growth Opportunities



Distilleries In Kentucky

73

Serviceable Obtainable Market

$32M

Now

Kentucky Bourbon Distilleries

Next

All Distilled Spirits Distilleries:

- Colorado
- Washington
- Tennessee
- Ohio
- Virginia
- Pennsylvania
- New York
- California
- Texas
- Michigan
- Oregon
- North Carolina
- New Mexico

Later

All Distilleries + Wineries

Industry Growth Opportunities



American Spirits Distilleries

2,300

Serviceable Addressable Market

$776M

Now

Kentucky Bourbon Distilleries

Next

All Distilled Spirits Distilleries:

- Colorado
- Washington
- Tennessee
- Ohio
- Virginia
- Pennsylvania
- New York
- California
- Texas
- Michigan
- Oregon
- North Carolina
- New Mexico

Later

All Distilleries + Wineries

Industry Growth Opportunities



Wineries & Distilled Spirits
11,300

Total Addressable Market
$1B

Now
Kentucky Bourbon Distilleries

Next
All Distilled Spirits Distilleries:
- Colorado
- Washington
- Tennessee
- Ohio
- Virginia
- Pennsylvania
- New York
- California
- Texas
- Michigan
- Oregon
- North Carolina
- New Mexico

Later
All Distilleries + Wineries

Market Opportunity


$1B
Total Addressable Market
Nationwide distilleries + Wine/Napa
$776M
Serviceable Available Market
All Distilled Spirits Nationwide
32M
Serviceable Obtainable Market
3% Bourbon ticketing in KY

Future Growth Opportunities


Restaurants
Local Cultural Events
Homeshare
Distilled Spirits
+
The KENTUCKY Hug
Bourbon
+
Wineries
Tourist Attractions
Hotels
Transportation

Supporting Partners

Angel's Envy	Bardstown Tourism Board	Louisville Tourism	Art of Impact	Heaven Hill
Evan Williams	Copper & Kings	Peerless	Lux Row	Limestone Branch
Augusta Distillery	Castle & Key	Whiskey Thief Distilling Company	Ongoing conversations with distilleries across the state...	

Milestones and Traction

May 15, 2023

Traction Thus Far

- Supporting partner relationships established
- Marketplace 85% complete
- Ticketing System design started
- Inventory commitments from five distilleries

July 1, 2023

Marketing Begins

- Pay-per-click advertising
- Execution of defined social media marketing plan

August 1, 2023

Marketplace Live

- Tickets on sale
- 5-10 distilleries onboarded

November 1, 2023

Ticketing Platform Live

- Continued distillery onboarding

March, 2024

Mobile App Launch

- Enhanced navigation features
- ID scanning capabilities

Financial Projections

Revenue	2023	2024	2025	2026	2027
Average Ticket Price	$ 83	$ 87	$ 90	$ 94	$ 97
Number Of Tickets	16,121	638,317	829,812	1,078,756	1,402,383
Growth			30%	30%	30%
Fee			9.9%	9.9%	9.9%
Fee Earned	$ 136,128	$ 5,542,750	$ 7,426,606	$ 9,992,498	$ 13,444,906
Total Revenue	**$ 136,128**	**$ 5,542,750**	**$ 7,426,606**	**$ 9,992,498**	**$ 13,444,906**
COGS					
Payment Processing Fee	2.90%	2.90%	2.90%	2.90%	2.90%
PMT Processing Cost	$ 39,876	$ 45,445	$ 215,372	$ 289,782	$ 389,902
Total COGS	**$ 39,876**	**$ 45,445**	**$ 215,372**	**$ 289,782**	**$ 389,902**
Gross Profit	**$ 96,252**	**$ 5,497,305**	**$ 7,211,234**	**$ 9,702,715**	**$ 13,055,003**
Gross Margin	**70.7%**	**99.2%**	**97.1%**	**97.1%**	**97.1%**
SGA					
Hosting	$ 6,300	$ 11,600	$ 17,400	$ 20,880	$ 24,012
Fully-Burdened Payroll	$ 77,000	$ 204,000	$ 708,500	$ 836,030	$ 986,515
Development	$ 593,166	$ 235,055	$ 420,000	$ 462,000	$ 508,200
Accounting	$ 1,405	$ 10,315	$ 50,000	$ 70,000	$ 100,000
Marketing	$ 3,000	$ 106,000	$ 445,596	$ 599,550	$ 806,694
Telephony	$ 900	$ 1,200	$ 5,000	$ 7,500	$ 10,000
Operating Income	$ (585,519)	$ 4,929,136	$ 5,564,738	$ 7,706,755	$ 10,619,582
Operating Margin	-430%	89%	75%	77%	79%

Note: Forward-looking projections are not guaranteed.

Product Demo

Kentucky Hug MVP Demo

View Demo →



The KENTUCKY Hug
My Plans
Waitlist
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The KENTUCKY Hug

THANK YOU!

www.kyhug.com

